                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                           --------------------------


                                    FORM 11-K


                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997

                         COMMISSION FILE NUMBER: 1-1927

                           --------------------------



                       THE GOODYEAR TIRE & RUBBER COMPANY
                  EMPLOYEE SAVINGS PLAN FOR SALARIED EMPLOYEES
                            (FULL TITLE OF THE PLAN)




                           --------------------------



                       THE GOODYEAR TIRE & RUBBER COMPANY
                       (NAME OF ISSUER OF THE SECURITIES)

                             1144 EAST MARKET STREET
                             AKRON, OHIO 44316-0001
                (ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE)

                       THE GOODYEAR TIRE & RUBBER COMPANY
                  EMPLOYEE SAVINGS PLAN FOR SALARIED EMPLOYEES

ITEM 1.  Not applicable.

ITEM 2.  Not applicable.

ITEM 3.  Not applicable.

ITEM 4.  FINANCIAL STATEMENTS OF THE PLAN

     The Financial Statements of The Goodyear Tire & Rubber Company Employee Savings Plan for Salaried Employees for the fiscal year ended December 31, 1997, together with the report of Price Waterhouse LLP, independent accountants, are attached to this Annual Report on Form 11-K as Annex A, and are by specific reference incorporated herein and filed as a part of hereof. The Financial Statements and the Notes thereto are presented in lieu of the financial statements required by Items 1, 2 and 3 of Form 11-K and were prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974.

EXHIBITS.

     EXHIBIT 4. THE PLAN, AS AMENDED. The Goodyear Tire & Rubber Company Savings Plan for Salaried Employees (January 1, 1997 Restatement), as amended and in effect.

     EXHIBIT 23. CONSENT OF INDEPENDENT ACCOUNTANTS. Consent of Price Waterhouse LLP, independent accountants, to incorporation by reference of their report set forth at page 2 of Annex A to this Form 11-K in Registration Statement No. 33-65187 on Form S-8.

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE PLAN ADMINISTRATOR HAS DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.

                                       THE GOODYEAR TIRE & RUBBER COMPANY,
                                       PLAN  ADMINISTRATOR OF THE GOODYEAR TIRE
                                       & RUBBER COMPANY  EMPLOYEE  SAVINGS PLAN
                                       FOR SALARIED EMPLOYEES


Dated:  June 25, 1998                   By:     /S/ RICHARD W HAUMAN
                                           -------------------------
                                            Richard W Hauman,
                                            Vice President and Treasurer

                                                                         ANNEX A
                                                                              TO
                                                                       FORM 11-K



                       THE GOODYEAR TIRE & RUBBER COMPANY
                  EMPLOYEE SAVINGS PLAN FOR SALARIED EMPLOYEES

                                    * * * * *


                              FINANCIAL STATEMENTS

                                DECEMBER 31, 1997

                                    ANNEX A

THE GOODYEAR TIRE &                                         [LOGO]
RUBBER COMPANY
EMPLOYEE SAVINGS PLAN
FOR SALARIED EMPLOYEES
FINANCIAL STATEMENTS
DECEMBER 31, 1997 AND 1996

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN FOR SALARIED EMPLOYEES
INDEX TO FINANCIAL STATEMENTS
DECEMBER 31, 1997 AND 1996
------------------------------------------------------------------------------



                                                                                          PAGE
                                                                                          ----

Report of Independent Accountants                                                           2

Financial Statements:

  Statement of Net Assets Available for Plan Benefits, with
  Fund Information at December 31, 1997 and 1996                                           3-4

  Statement of Changes in Net Assets Available for Plan
  Benefits, with Fund Information for the Years Ended
  December 31, 1997 and 1996                                                               3-4

  Notes to Financial Statements                                                           5-15



Note: Certain schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because of the absence of the conditions under which they are required.

                        [PRICE WATERHOUSE LETTERHEAD]











                           REPORT OF INDEPENDENT ACCOUNTANTS


June 15, 1998

To the Plan Administrator and Participants of the Employee Savings Plan for Salaried
Employees (sponsored by The Goodyear Tire
& Rubber Company)


In our opinion, the accompanying statement of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for benefits of the Employee Savings Plan for Salaried Employees (sponsored by The Goodyear Tire & Rubber Company) at December 31, 1997 and 1996, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Fund Information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The Fund Information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Price Waterhouse LLP


THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN FOR SALARIED EMPLOYEES
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION

-------------------------------------------------------------------------------------------------------------------------------
(Dollars in Thousands)                                                                           December 31, 1997
                                     ------------------------------------------------------------------------------------------
                                                                                                    Fund Information
                                                   ----------------------------------------------------------------------------
                                                             Conservative   Moderate    Aggressive    S&P 500       Large
                                                   Stable       Asset        Asset        Asset        Equity   Capitalization
                                                   Value      Allocation   Allocation   Allocation     Index        Equity
                                      Total         Fund         Fund         Fund         Fund         Fund         Fund
                                    ----------     --------  -----------   ----------   ----------     --------  -----------
Plan's Interest in Master Trust
   Representing Total Assets
   Available for Plan Benefits      $1,297,477     $444,804      $12,845      $37,900      $13,977     $285,410      $29,941
                                    ==========     ========      =======      =======      =======     ========      =======



THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN FOR SALARIED EMPLOYEES
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
---------------------------------------------------------------------------------------
(Dollars in Thousands)
                                   ----------------------------------------------------

                                   ----------------------------------------------------
                                     Small       International
                                   Capitalization   Stock       Company
                                     Equity         Equity       Stock         Loan
                                      Fund           Fund         Fund         Fund
                                   ----------    ---------     --------      -------
Plan's Interest in Master Trust
   Representing Total Assets
   Available for Plan Benefits        $43,513      $18,739     $365,179      $45,169
                                      =======      =======     ========      =======




STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
=================================================================================================================================
(Dollars in Thousands)                                                                   For the Year Ended December 31, 1997
                                     --------------------------------------------------------------------------------------------
                                                                                                           Fund Information
                                                   ------------------------------------------------------------------------------
                                                                            Conservative      Moderate         Aggressive
                                                             Stable            Asset            Asset            Asset
                                                             Value          Allocation         Allocation      Allocation
                                           Total             Fund               Fund             Fund              Fund
                                        -----------       -----------       -----------       -----------       -----------
Increase in Assets:
   Contributions:
      Employer                          $    20,205       $         -       $         -       $         -       $         -
      Employee                               60,995            31,269               587             2,672             1,311
                                        -----------       -----------       -----------       -----------       -----------
                                             81,200            31,269               587             2,672             1,311

Investment Income from Plan's
   Interest in Master Trust                 194,292            28,756             1,402             6,058             1,954

Decrease in Assets:
   Benefits Paid to Participants
      or Their Beneficiaries                 74,292            38,446               472             1,589               534
   Administrative Expenses                      302               215                 -                 -                 -
                                        -----------       -----------       -----------       -----------       -----------
                                             74,594            38,661               472             1,589               534
Transfers:
   Transfers Between Plans                    2,389               962                 7                84                38
   Transfers Between Funds                        -           (31,454)            5,356             5,021             1,568
   Loan Transfers To or From Plan                 -              (173)                -                (3)                -
   Loans to Participants                          -           (13,023)             (124)             (618)             (301)
   Loan Repayments:
      Principal                                   -            14,184               156               652               365
      Interest                                    -             2,440                29               110                57
                                        -----------       -----------       -----------       -----------       -----------
                                              2,389           (27,064)            5,424             5,246             1,727

                                        -----------       -----------       -----------       -----------       -----------
Increase in Assets During the Year          203,287            (5,700)            6,941            12,387             4,458

Net Assets at Beginning of Year           1,094,190           450,504             5,904            25,513             9,519
                                        -----------       -----------       -----------       -----------       -----------

Net Assets at End of Year               $ 1,297,477       $   444,804       $    12,845       $    37,900       $    13,977
                                        ===========       ===========       ===========       ===========       ===========




STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
=================================================================================================================================
(Dollars in Thousands)                     For the Year Ended December 31, 1997
                                    ----------------------------------------------------------------------------------------------
                                                       Fund Information
                                     ---------------------------------------------------------------------------------------------
                                       S&P 500           Large             Small       International
                                       Equity        Capitalization    Capitalization     Stock           Company
                                       Index             Equity            Equity         Equity            Stock          Loan
                                        Fund              Fund             Fund            Fund             Fund           Fund
                                     -----------       -----------       -----------     -----------    -----------    -----------
Increase in Assets:
   Contributions:
      Employer                       $         -       $         -       $         -     $         -    $    20,205    $         -
      Employee                            17,629             2,419             3,402           1,706              -              -
                                     -----------       -----------       -----------     -----------    -----------    -----------
                                          17,629             2,419             3,402           1,706         20,205              -

Investment Income from Plan's
   Interest in Master Trust               65,432             4,222             4,568             949         76,993          3,958

Decrease in Assets:
   Benefits Paid to Participants
      or Their Beneficiaries              11,811               649             1,305             427         19,059              -
   Administrative Expenses                    79                 -                 -               -              8              -
                                     -----------       -----------       -----------     -----------    -----------    -----------
                                          11,890               649             1,305             427         19,067              -
Transfers:
   Transfers Between Plans                   477                21                53              19            728              -
   Transfers Between Funds                25,889             5,864             4,896           3,711        (20,851)             -
   Loan Transfers To or From Plan            (28)               (1)                -              (4)             -            209
   Loans to Participants                  (6,950)             (704)             (955)           (332)             -         23,007
   Loan Repayments:
      Principal                            6,010               555               767             315              -        (23,004)
      Interest                             1,042               107               150              52              -         (3,987)
                                     -----------       -----------       -----------     -----------    -----------    -----------
                                          26,440             5,842             4,911           3,761        (20,123)        (3,775)

                                     -----------       -----------       -----------     -----------    -----------    -----------
Increase in Assets During the Year        97,611            11,834            11,576           5,989         58,008            183

Net Assets at Beginning of Year          187,799            18,107            31,937          12,750        307,171         44,986
                                     -----------       -----------       -----------     -----------    -----------    -----------

Net Assets at End of Year            $   285,410       $    29,941       $    43,513     $    18,739    $   365,179    $    45,169
                                     ===========       ===========       ===========     ===========    ===========    ===========


        The accompanying notes are an integral part of these statements

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN FOR SALARIED EMPLOYEES
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
-----------------------------------------------------------------------------------------------------------------------------------


(Dollars in Thousands)                                                                       December 31, 1996
                                       --------------------------------------------------------------------------------------------
                                                                                             Fund Information
                                                   --------------------------------------------------------------------------------
                                                                     Conservative     Moderate        Aggressive       S&P 500
                                                       Stable            Asset         Asset            Asset          Equity
                                                        Value         Allocation     Allocation       Allocation       Index
                                        Total           Fund             Fund           Fund            Fund           Fund
                                     ----------      ----------      ----------      ----------      ----------      ----------
Plan's Interest in Master Trust
   Representing Total Assets
   Available for Plan Benefits       $1,094,190      $  450,504      $    5,904      $   25,513      $    9,519      $  187,799
                                     ==========      ==========      ==========      ==========      ==========      ==========



THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN FOR SALARIED EMPLOYEES
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
------------------------------------------------------------------------------------------------------------------


(Dollars in Thousands)                                                                  December 31, 1996
                                     -----------------------------------------------------------------------------
                                                                                          Fund Information
                                     -----------------------------------------------------------------------------
                                          Large          Small        International
                                      Capitalization  Capitalization      Stock          Company
                                         Equity          Equity          Equity           Stock           Loan
                                          Fund            Fund            Fund             Fund           Fund
                                        ----------      ----------      ----------      ----------      ----------
Plan's Interest in Master Trust
   Representing Total Assets
   Available for Plan Benefits          $   18,107      $   31,937      $   12,750      $  307,171      $   44,986
                                        ==========      ==========      ==========      ==========      ==========











STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
---------------------------------------------------------------------------------------------------------------------------------

(Dollars in Thousands)                                                           For the Year Ended December 31, 1996
                                         ----------------------------------------------------------------------------------------
                                                                                           Fund Information
                                                            ---------------------------------------------------------------------
                                                                             Conservative     Moderate          Aggressive
                                                              Stable           Asset           Asset              Asset
                                                              Value          Allocation      Allocation         Allocation
                                           Total               Fund             Fund            Fund               Fund
                                        -----------       -----------       -----------       -----------       -----------
Increase in Assets:
   Contributions:
      Employer                          $    21,116       $      --         $      --         $      --         $      --
      Employee                               61,367            36,406               391             2,418               958
                                        -----------       -----------       -----------       -----------       -----------
                                             82,483            36,406               391             2,418               958

Investment Income from Plan's
   Interest in Master Trust                 117,295            26,331               420             2,790               892

Decrease in Assets:
   Benefits Paid to Participants
      or Their Beneficiaries                 46,968            25,045               162               909               263
   Administrative Expenses                    1,131               710              --                --                --
                                        -----------       -----------       -----------       -----------       -----------
                                             48,099            25,755               162               909               263
Transfers:
   Transfers Between Plans                    1,524               396                 2                38              --
   Transfers Between Funds                     --             (32,157)            5,260             8,162             7,927
   Loan Transfers To or From Plan              --                (113)                1                (2)             --
   Loans to Participants                       --             (24,718)             (128)             (666)             (231)
   Loan Repayments:                            --                --                --                --                --
      Principal                                   1             9,591               102               464               197
      Interest                                    2             2,170                18                91                39
                                        -----------       -----------       -----------       -----------       -----------
                                              1,527           (44,831)            5,255             8,087             7,932

                                        -----------       -----------       -----------       -----------       -----------
Increase in Assets During the Year          153,206            (7,849)            5,904            12,386             9,519

Net Assets at Beginning of Year             940,984           458,353              --              13,127              --
                                        -----------       -----------       -----------       -----------       -----------

Net Assets at End of Year               $ 1,094,190       $   450,504       $     5,904       $    25,513       $     9,519
                                        ===========       ===========       ===========       ===========       ===========

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
-------------------------------------------------------------------------------------------------------------------------------

(Dollars in Thousands)                                       For the Year Ended December 31, 1996
                                  -----------------------------------------------------------------------------------------------
                                                                        Fund Information
                                  -----------------------------------------------------------------------------------------------
                                      S&P 500             Large            Small       International
                                       Equity       Capitalization   Capitalization       Stock         Company
                                       Index            Equity           Equity           Equity         Stock          Loan
                                        Fund             Fund             Fund             Fund           Fund          Fund
                                    -----------       -----------     -----------       -----------    -----------    -----------
Increase in Assets:
   Contributions:
      Employer                      $      --         $      --       $      --         $      --      $    21,116    $      --
      Employee                           16,659             1,628           1,946               961           --             --
                                    -----------       -----------     -----------       -----------    -----------    -----------
                                         16,659             1,628           1,946               961         21,116           --

Investment Income from Plan's
   Interest in Master Trust              32,570             1,238           3,738             1,336         44,728          3,252

Decrease in Assets:
   Benefits Paid to Participants
      or Their Beneficiaries              5,211               227             437               192         14,522           --
   Administrative Expenses                  247              --              --                --              174           --
                                    -----------       -----------     -----------       -----------    -----------    -----------
                                          5,458               227             437               192         14,696           --
Transfers:
   Transfers Between Plans                  437                (1)              6                (1)           647           --
   Transfers Between Funds                8,671            15,576          26,923            10,690        (51,052)          --
   Loan Transfers To or From Plan           (83)             --              --                --             --              197
   Loans to Participants                 (8,084)             (492)           (693)             (209)          --           35,221
   Loan Repayments:                        --                --              --                --             --             --
      Principal                           3,444               320             382               139           --          (14,638)
      Interest                              740                65              72                26           --           (3,219)
                                    -----------       -----------     -----------       -----------    -----------    -----------
                                          5,125            15,468          26,690            10,645        (50,405)        17,561

                                    -----------       -----------     -----------       -----------    -----------    -----------
Increase in Assets During the Year       48,896            18,107          31,937            12,750            743         20,813

Net Assets at Beginning of Year         138,903              --              --                --          306,428         24,173
                                    -----------       -----------     -----------       -----------    -----------    -----------

Net Assets at End of Year           $   187,799       $    18,107     $    31,937       $    12,750    $   307,171    $    44,986
                                    ===========       ===========     ===========       ===========    ===========    ===========


        The accompanying notes are an integral part of these statements.

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1997 AND 1996
-------------------------------------------------------------------------------


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

    BASIS OF ACCOUNTING

    The accounts of The Goodyear Tire & Rubber Company Employee Savings Plan for Salaried Employees (the "Plan") are maintained on the accrual basis of accounting and in accordance with The Northern Trust Company (the "Trustee") Trust Agreement, effective as of November 1, 1995.

    TRUST ASSETS

    Savings plans sponsored by The Goodyear Tire & Rubber Company and certain subsidiaries (the "Company") maintain their assets in a master trust administered by the Trustee. At December 31, 1997 and 1996, the Company sponsored six savings plans. The Plan's undivided interest in the trust is presented in the accompanying financial statements in accordance with the allocation made by the Trustee. At December 31, 1997 and 1996, the Plan's undivided interest in the master trust was 66.0% and 67.3%, respectively.

    ASSET VALUATION

    The majority of the assets of the Plan are valued at the current market value. Investments in the Company Stock Fund are valued at the last reported sales price on the last business day of the month. If no sales were reported on that date, the shares are valued at the last bid price. Investments held in the Stable Value Fund are invested in various instruments that have a rate of return, and are reported at contract value. Investments in the Conservative Asset Allocation Fund, Moderate Asset Allocation Fund, Aggressive Asset Allocation Fund, S&P 500 Index Stock Equity Fund, Small Capitalization Stock Equity Fund, Large Capitalization Stock Equity Fund, and the International Stock Equity Fund are valued based on units of participation in commingled funds and mutual funds as reported by the fund manager, which approximates fair market value. The allocation of assets, interest and dividend income, and realized and unrealized appreciation and depreciation is made based upon contributions received and benefits paid by each participating plan on a daily basis.

    INCOME RECOGNITION

    Employer and employee contributions are recognized in Plan equity on the accrual basis of accounting.

    Dividend income is recorded on the ex-dividend date.

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1997 AND 1996
-------------------------------------------------------------------------------



    Interest income is recorded as earned.

    Appreciation or depreciation on Company common stock distributed to participants is the difference between the weighted average cost and the current market value at the time of distribution.

    CONCENTRATION OF CREDIT RISK

    The Stable Value Fund of the Plan invests part of the fund in investment contracts of financial institutions with strong credit ratings and has established guidelines relative to diversification and maturities that maintain safety and liquidity.

    USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the basic financial statements and related notes to financial statements. Changes in such estimates may affect amounts reported in future years.

2. GENERAL DESCRIPTION AND OPERATION OF THE PLAN:

    INCEPTION

    The Plan is a defined contribution plan which became effective July 1, 1984.

    ELIGIBILITY

    All salaried employees, including officers, of the Company are eligible to participate in the Plan after completing up to one year of continuous service depending upon hire date. At the end of the 1997 plan year, approximately 17,858 employees (20,613 in 1996) of the Company were eligible with approximately 14,524 employees (16,171 in 1996) participating in the Plan.

    VESTING

    Employee contributions are fully vested. Employer matching contributions become vested after the participant has completed four years of continuous service with the Company.

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1997 AND 1996
-------------------------------------------------------------------------------



    CONTRIBUTIONS

    Eligible employees may elect to contribute any whole percent from 1% to 16% of earnings, including wages, bonuses, commissions, overtime and vacation pay into the Plan. Participating employees may elect to have their contributions invested in the Stable Value Fund, Conservative Asset Allocation Fund, Moderate Asset Allocation Fund, Aggressive Asset Allocation Fund, S&P 500 Index Stock Equity Fund, Small Capitalization Stock Equity Fund, Large Capitalization Stock Equity Fund, the International Stock Equity Fund, or in any combination of these eight funds in multiples of 1%. The Company calculates and deducts employee contributions from gross earnings each pay period based on the percent elected by the employee. Employees may change their contribution percent any time up to the 15th day of the month for changes to be effective on the 1st day of the following month. Employees may transfer amounts attributable to employee contributions from one fund to the other on a daily basis. The minimum amount to be transferred is $100. Eligible employees may enroll in the Plan effective on the 1st day of the month by enrolling by the 15th day of the prior month. Employees may suspend their contributions at any time effective immediately.

    Employees who are 52 years of age or older are able to transfer employer contributions from the Company Stock Fund into the plan's other investment funds.

    The Plan has been established under section 401 of the Internal Revenue Code. Therefore, employee and employer contributions to the Plan are not subject to federal withholding tax, but are taxable when they are withdrawn from the Plan.

    The Board of Directors of the Company determines the matching percent used as the employer contribution for each Plan year. The Company matching contributions are limited to the first 6% of employee contributions at the rate of 50% and employee contributions are limited to $9,500 in both 1997 and 1996.

    INVESTMENTS

    The Trustee of the Plan maintains the following ten funds under the Plan:

     - Stable Value Fund - Employee contributions are invested in various investment contracts which provide for rates of return for particular periods of time.

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1997 AND 1996
-------------------------------------------------------------------------------



- Conservative Asset Allocation Fund - Employee contributions are invested in a commingled fund containing a portfolio of U.S. common stocks and bonds which provide an investment return similar to a portfolio invested 40% in the Russell 3000 Equity Index plus reinvested dividends and 60% in bonds which compose the Lehman Aggregate Long-Term Bond Index.

- Moderate Asset Allocation Fund - Employee contributions are invested in a commingled fund containing a portfolio of U.S. common stocks and bonds which provide an investment return similar to a portfolio invested 60% in the Russell 3000 Equity Index plus reinvested dividends and 40% in bonds which compose the Lehman Aggregate Long-Term Bond Index.

- Aggressive Asset Allocation Fund - Employee contributions are invested in a commingled fund containing a portfolio of U.S. common stocks, international stocks, and bonds which provide an investment return similar to a portfolio invested 65% in the Russell 3000 Equity Index plus reinvested dividends, 15% in the MSCI EAFE Index, and 20% in bonds which compose the Lehman Aggregate Long-Term Bond Index.

- S&P 500 Index Stock Equity Fund - Employee contributions are invested in a commingled fund consisting of a portfolio of common stocks which provide a return similar to the Standard and Poor's Composite Index of 500 stocks plus reinvested dividends.

- Large Capitalization Stock Equity Fund - Employee contributions are invested in a commingled fund containing a portfolio of common stocks of medium and large companies that are expected to provide better-than-average prospects for appreciation.

- Small Capitalization Stock Equity Fund - Employee contributions are invested in a commingled fund containing a portfolio of common stocks of small companies that are expected to provide long-term capital growth.

- International Stock Equity Fund - Employee contributions are invested in a commingled fund containing a portfolio of common stocks and debt obligations of companies and governments located outside of the United States that are expected to provide long-term capital growth.

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1997 AND 1996
-------------------------------------------------------------------------------



- Loan Investment Fund - Employee contributions are transferred from other funds into the Loan Investment Fund, and then loaned to the participant. The interest rate on the loan is prime plus 1% as determined by the Trustee.

- Company Stock Fund - Employer contributions are invested in Goodyear common stock except for short-term investments needed for Plan operations. During 1997, the price per share of Goodyear common stock on The New York Stock Exchange Composite Transactions ranged from $49.25 to $71.25 ($41.50 to $53.00 during 1996). The closing price per share was $63.63 at December 31, 1997 ($51.38 at December 31, 1996).

    PARTICIPANT ACCOUNTS

    A Stable Value Fund, Conservative Asset Allocation Fund, Moderate Asset Allocation Fund, Aggressive Asset Allocation Fund, S&P 500 Index Stock Equity Fund, Small Capitalization Stock Equity Fund, Large Capitalization Stock Equity Fund, the International Stock Equity Fund, Loan Investment Fund, and Company Stock Fund have been established for each participant in the Plan. All accounts are valued daily by the Trustee.

    Interest is automatically reinvested in each participant's respective accounts. Price fluctuations and dividends in common stock of the Company and companies in the Conservative Asset Allocation Fund, Moderate Asset Allocation Fund, Aggressive Asset Allocation Fund, S&P 500 Index Stock Equity Fund, Small Capitalization Stock Equity Fund, Large Capitalization Stock Equity Fund, the International Stock Equity Fund, and the Company Stock Fund are reflected in the unit value of the fund which effects the value of the participant's accounts.

    PLAN WITHDRAWALS AND DISTRIBUTIONS

    Participants may withdraw vested amounts from their accounts if they:

    -    Attain the age of 59 1/2, or

    -    Qualify for a serious financial hardship.

    The Internal Revenue Service (IRS) issued guidelines governing financial hardship. Under the IRS guidelines, withdrawals are permitted for severe financial hardship for the following reasons:

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1997 AND 1996
-------------------------------------------------------------------------------



-        Unreimbursed medical expense of participant, spouse, or dependent.
-        Post-secondary education of participant, spouse, or dependent.
- Prevention of eviction from primary residence or the foreclosure on the mortgage of the primary residence of participant.
- Personal liability for expenses arising out of the death of a member of participant's family.
-        Purchase of a primary residence of participant.

    Contributions to the Plan are suspended for 12 months subsequent to a financial hardship withdrawal.

    Participant vested amounts are payable upon retirement, death or other termination of employment.

    All withdrawals and distributions are valued as of the end of the month they are processed, and are subject to federal income tax upon receipt. Any non-vested Company contributions are forfeited and applied to reduce future contributions by the Company. During 1997 and 1996, the Plan had forfeiture credits in the amounts of $696,017 and $385,011, respectively.

    LOAN INVESTMENT FUND

    Eligible employees may borrow money from their participant accounts. The minimum amount to be borrowed is $1,000. The maximum amount to be borrowed is the lesser of $50,000 reduced by the highest outstanding balance of any loan during the preceding twelve month period, or 50% of the participant's vested account balance. Effective February 1, 1996, the maximum number of loans that a participant may have outstanding was increased from one to two. The interest rate charged will be a fixed rate which will be established at the time of the loan application. The interest rate at the beginning of 1997 was 9.25%, but was changed to 9.50% at the end of March. The interest rate during 1996 was 9.25%.

    Loan repayments, with interest, are made through payroll deductions. If a loan is not repaid when due, the loan balance will be treated as a taxable distribution from the Plan.

    EXPENSES

    Expenses of administering the Plan were paid partly by the Company and partly by the Trust. The payment of Trustee's fees and brokerage commissions associated with the Company Stock Fund are paid by the Company. Expenses related to the asset management of the Investment Funds are paid from such Funds which reduces the investment return reported and credited to participant accounts.

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1997 AND 1996
-------------------------------------------------------------------------------


    TERMINATION PROVISIONS

    The Company anticipates and believes that the Plan will continue without interruption, but reserves the right to discontinue the Plan. In the event of termination, the obligation of the Company to make further contributions ceases. All participants' accounts would then be fully vested with respect to Company contributions.

3.   RELATED PARTY TRANSACTIONS:

    The Trustee serves as the fund manager of the S&P 500 Equity Index Fund.

    The Company Stock Fund is designed primarily for investment in common stock of the Company.

4.   TAX STATUS OF PLAN:

    The IRS has advised on May 22, 1995 that the Plan is qualified in accordance with the appropriate sections of the Internal Revenue Code, and the trust established with the Plan constitutes a qualified trust and is therefore exempt from federal income taxes. The plan administrator does not anticipate that changes in the Plan or other events occurring after the receipt of the IRS ruling will affect the qualification of the Plan or the tax exempt status of the Trust.

5.   FINANCIAL DATA OF THE MASTER TRUST: (SEE PAGES 12 - 15)

THE GOODYEAR TIRE & RUBBER COMPANY
MASTER TRUST
STATEMENT OF NET ASSETS, WITH FUND INFORMATION
-----------------------------------------------------------------------------------------------------------------------------------


(Dollars in Thousands)                                                December 31, 1997
                                                       ----------------------------------------------------------------------------

                                                                    ---------------------------------------------------------------
                                                                                Conservative   Moderate   Aggressive     S&P 500
                                                                     Stable         Asset        Asset       Asset        Equity
                                                                      Value     Allocation     Allocation  Allocation      Index
                                                          Total       Fund         Fund          Fund        Fund          Fund
                                                       ----------   ----------   ----------   ----------   ----------    ----------
Assets:
  Investments at Fair Market Value:
      State Street Income and Growth Fund,
         Cost $14,517 - 1,289,423 Units                $   16,463   $     --     $   16,463   $     --     $     --      $     --
      State Street Moderate Asset Allocation
         Fund, Cost $41,282 - 3,675,050 Units              53,127         --           --         53,127         --            --
      State Street Life Solutions Growth A,
         Cost $15,514 - 1,179,187 Units                    18,931         --           --           --         18,931          --
      Collective Daily Stock Index Fund, Cost
         $306,918 - 19,116,281 Units                      451,335         --           --           --           --         451,335
      Twentieth Century Investors Income
         Ultra Fund, Cost $45,978 - 1,555,172 Units        42,456         --           --           --           --            --
      Franklin Strategic Series Small Cap
         Growth Fund, Cost $58,150 - 2,732,539 Units       62,657         --           --           --           --            --
      Templeton Foreign Fund, Cost
         $26,699 - 2,573,654 Units                         25,608         --           --           --           --            --
      Common Stock of The Goodyear Tire & Rubber
         Company, Cost $207,812 - 8,275,576 Shares        526,534         --           --           --           --            --
      Short-Term Investments                               24,286       12,310         --           --           --            --
      Promissory Notes                                     85,517         --           --           --           --            --
                                                       ----------   ----------   ----------   ----------   ----------    ----------
                                                        1,306,914       12,310       16,463       53,127       18,931       451,335
                                                       ----------   ----------   ----------   ----------   ----------    ----------
  Investments at Contract Value:
      Guaranteed Investment Contracts                     656,767      656,767         --           --           --            --
                                                       ----------   ----------   ----------   ----------   ----------    ----------

      Receivables:
         Employee Contributions                              --           --           --           --           --            --
         Employer Contributions                                12         --           --           --           --            --
         Transfers                                           --            723          128            5           (1)       (1,081)
         Accrued Interest and Dividends                     1,886        1,160            3           11            4           535
         Pending Security Sales                              --           --           --           --           --            --
                                                       ----------   ----------   ----------   ----------   ----------    ----------
                                                            1,898        1,883          131           16            3          (546)
                                                       ----------   ----------   ----------   ----------   ----------    ----------
            Total Assets                                1,965,579      670,960       16,594       53,143       18,934       450,789
                                                       ----------   ----------   ----------   ----------   ----------    ----------

      Liabilities:
         Administrative Expenses Payable                      113           72         --           --           --              41
         Distributions Payable                               --           --           --           --           --            --
         Forfeiture Credits                                  --           --           --           --           --            --
                                                       ----------   ----------   ----------   ----------   ----------    ----------
            Total Liabilities                                 113           72         --           --           --              41
                                                       ----------   ----------   ----------   ----------   ----------    ----------

         Net Assets                                    $1,965,466   $  670,888   $   16,594   $   53,143   $   18,934    $  450,748
                                                       ==========   ==========   ==========   ==========   ==========    ==========




(Dollars in Thousands)                                             December 31, 1997
                                                   ----------------------------------------------------------------------
                                                                   Fund Information
                                                   ----------------------------------------------------------------------
                                                       Large         Small      International
                                                    Capitalization Capitalization   Stock       Company
                                                       Equity       Equity          Equity       Stock         Loan
                                                        Fund         Fund            Fund        Fund          Fund
                                                      ----------   ----------     ----------    ----------    ----------
Assets:
  Investments at Fair Market Value:
      State Street Income and Growth Fund,
         Cost $14,517 - 1,289,423 Units               $     --     $     --      $     --      $     --      $     --
      State Street Moderate Asset Allocation
         Fund, Cost $41,282 - 3,675,050 Units               --           --            --            --            --
      State Street Life Solutions Growth A,
         Cost $15,514 - 1,179,187 Units                     --           --            --            --            --
      Collective Daily Stock Index Fund, Cost
         $306,918 - 19,116,281 Units                        --           --            --            --            --
      Twentieth Century Investors Income
         Ultra Fund, Cost $45,978 - 1,555,172 Units       42,456         --            --            --            --
      Franklin Strategic Series Small Cap
         Growth Fund, Cost $58,150 - 2,732,539 Unit         --         62,657          --            --            --
      Templeton Foreign Fund, Cost
         $26,699 - 2,573,654 Units                          --           --          25,608          --            --
      Common Stock of The Goodyear Tire & Rubber
         Company, Cost $207,812 - 8,275,576 Shares          --           --            --         526,534          --
      Short-Term Investments                                --           --            --          11,976          --
      Promissory Notes                                      --           --            --            --          85,517
                                                      ----------   ----------    ----------    ----------    ----------
                                                          42,456       62,657        25,608       538,510        85,517
                                                      ----------   ----------    ----------    ----------    ----------
  Investments at Contract Value:
      Guaranteed Investment Contracts                       --           --            --            --            --
                                                      ----------   ----------    ----------    ----------    ----------

      Receivables:
         Employee Contributions                             --           --            --            --            --
         Employer Contributions                             --           --            --              12          --
         Transfers                                            82           97          (260)          (18)          325
         Accrued Interest and Dividends                        9           12            (6)          168           (10)
         Pending Security Sales                             --           --            --            --            --
                                                      ----------   ----------    ----------    ----------    ----------
                                                              91          109          (266)          162           315
                                                      ----------   ----------    ----------    ----------    ----------
            Total Assets                                  42,547       62,766        25,342       538,672        85,832
                                                      ----------   ----------    ----------    ----------    ----------

      Liabilities:
         Administrative Expenses Payable                    --           --            --            --            --
         Distributions Payable                              --           --            --            --            --
         Forfeiture Credits                                 --           --            --            --            --
                                                      ----------   ----------    ----------    ----------    ----------
            Total Liabilities                               --           --            --            --            --
                                                      ----------   ----------    ----------    ----------    ----------

         Net Assets                                   $   42,547   $   62,766    $   25,342    $  538,672    $   85,832
                                                      ==========   ==========    ==========    ==========    ==========

THE GOODYEAR TIRE & RUBBER COMPANY
MASTER TRUST
STATEMENT OF NET ASSETS, WITH FUND INFORMATION
-----------------------------------------------------------------------------------------------------------------------------------



(Dollars in Thousands)                                                                                        December 31, 1996
                                                          -------------------------------------------------------------------------

                                                                       ------------------------------------------------------------
                                                                                                       Conservative      Moderate
                                                                         Stable           Asset           Asset           Asset
                                                                          Value         Allocation     Allocation       Allocation
                                                            Total         Fund            Fund            Fund            Fund
                                                         ----------     ----------      ----------      ----------      ----------
Assets:
  Investments at Fair Market Value:
      State Street Income and Growth Fund,
         Cost $6,870 - 675,788 Units                     $    7,363     $     --        $    7,363      $     --        $     --
      State Street Moderate Asset Allocation
         Fund, Cost $30,809 - 2,951,057 Units                35,076           --              --            35,076            --
      State Street Life Solutions Growth A,
         Cost $11,639 - 949,240 Units                        12,772           --              --              --            12,772
      Collective Daily Stock Index Fund, Cost
         $231,718 - 16,369,098 Units                        290,060           --              --              --              --
      Twentieth Century Investors Income
         Ultra Fund, Cost $25,304 - 909,122 Units            25,537           --              --              --              --
      Franklin Strategic Series Small Cap
         Growth Fund, Cost $42,224 - 2,188,282 Units         45,341           --              --              --              --
      Templeton Foreign Fund, Cost
         $15,889 - 1,639,127 Units                           16,981           --              --              --              --
      Common Stock of The Goodyear Tire & Rubber
         Company, Cost $206,299 - 8,448,371 Shares          434,035           --              --              --              --
      Short-Term Investments                                 29,439         22,775            --              --              --
      Promissory Notes                                       80,906           --              --              --              --
                                                         ----------     ----------      ----------      ----------      ----------
                                                            977,510         22,775           7,363          35,076          12,772
                                                         ----------     ----------      ----------      ----------      ----------
  Investments at Contract Value:
      Guaranteed Investment Contracts                       644,122        644,122            --              --              --
                                                         ----------     ----------      ----------      ----------      ----------

      Receivables:
         Employee Contributions                                  28             16            --                 1            --
         Employer Contributions                                  70            (13)           --              --              --
         Transfers                                             --              117            --               (61)            (42)
         Accrued Interest and Dividends                       2,555          1,065              11              53              20
         Pending Security Sales                               2,481           --              --              --              --
                                                         ----------     ----------      ----------      ----------      ----------
                                                              5,134          1,185              11              (7)            (22)
                                                         ----------     ----------      ----------      ----------      ----------
            Total Assets                                  1,626,766        668,082           7,374          35,069          12,750
                                                         ----------     ----------      ----------      ----------      ----------

      Liabilities:
         Administrative Expenses Payable                        899            452            --              --              --
         Distributions Payable                                  504            232               2              11               4
         Forfeiture Credits                                    --             --              --              --              --
                                                         ----------     ----------      ----------      ----------      ----------
            Total Liabilities                                 1,403            684               2              11               4
                                                         ----------     ----------      ----------      ----------      ----------

         Net Assets                                      $1,625,363     $  667,398      $    7,372      $   35,058      $   12,746
                                                         ==========     ==========      ==========      ==========      ==========




(Dollars in Thousands)                                                                 December 31, 1996
                                                   -------------------------------------------------------------------------------
                                                                                       Fund Information
                                                   -------------------------------------------------------------------------------
                                                       Aggressive      S&P 500       Large        Small    International
                                                        Equity     Capitalization Capitalization  Stock     Company
                                                         Index         Equity       Equity       Equity      Stock          Loan
                                                          Fund          Fund         Fund          Fund       Fund         Fund
                                                       ---------     ---------    ---------    ---------    ---------     ---------
Assets:
  Investments at Fair Market Value:
      State Street Income and Growth Fund,
         Cost $6,870 - 675,788 Units                   $    --       $    --      $    --      $    --      $    --       $    --
      State Street Moderate Asset Allocation
         Fund, Cost $30,809 - 2,951,057 Units               --            --           --           --           --            --
      State Street Life Solutions Growth A,
         Cost $11,639 - 949,240 Units                       --            --           --           --           --            --
      Collective Daily Stock Index Fund, Cost
         $231,718 - 16,369,098 Units                     290,060          --           --           --           --            --
      Twentieth Century Investors Income
         Ultra Fund, Cost $25,304 - 909,122 Units           --          25,537         --           --           --            --
      Franklin Strategic Series Small Cap
         Growth Fund, Cost $42,224 - 2,188,282 Unit         --            --         45,341         --           --            --
      Templeton Foreign Fund, Cost
         $15,889 - 1,639,127 Units                          --            --           --         16,981         --            --
      Common Stock of The Goodyear Tire & Rubber
         Company, Cost $206,299 - 8,448,371 Shares          --            --           --           --        434,035          --
      Short-Term Investments                                --            --           --           --          6,664          --
      Promissory Notes                                      --            --           --           --           --          80,906
                                                       ---------     ---------    ---------    ---------    ---------     ---------
                                                         290,060        25,537       45,341       16,981      440,699        80,906
                                                       ---------     ---------    ---------    ---------    ---------     ---------
  Investments at Contract Value:
      Guaranteed Investment Contracts                       --            --           --           --           --            --
                                                       ---------     ---------    ---------    ---------    ---------     ---------

      Receivables:
         Employee Contributions                               10          --              1         --           --            --
         Employer Contributions                             --            --           --           --             83          --
         Transfers                                          (328)           42          317           33         (222)          144
         Accrued Interest and Dividends                      440            39           69           26          708           124
         Pending Security Sales                             --            --           --           --          2,481          --
                                                       ---------     ---------    ---------    ---------    ---------     ---------
                                                             122            81          387           59        3,050           268
                                                       ---------     ---------    ---------    ---------    ---------     ---------
            Total Assets                                 290,182        25,618       45,728       17,040      443,749        81,174
                                                       ---------     ---------    ---------    ---------    ---------     ---------

      Liabilities:
         Administrative Expenses Payable                     192          --           --           --            255          --
         Distributions Payable                                90             8           14            5          138          --
         Forfeiture Credits                                 --            --           --           --           --            --
                                                       ---------     ---------    ---------    ---------    ---------     ---------
            Total Liabilities                                282             8           14            5          393          --
                                                       ---------     ---------    ---------    ---------    ---------     ---------

         Net Assets                                    $ 289,900     $  25,610    $  45,714    $  17,035    $ 443,356     $  81,174
                                                       =========     =========    =========    =========    =========     =========


THE GOODYEAR TIRE & RUBBER COMPANY
MASTER TRUST
STATEMENT OF CHANGES IN NET ASSETS, WITH FUND INFORMATION
-----------------------------------------------------------------------------------------------------------------------------------


(Dollars in Thousands)                                                                    For the Year Ended December 31, 1997
                                             --------------------------------------------------------------------------------------
                                                                                                   Fund Information
                                                          -------------------------------------------------------------------------
                                                                                        Conservative   Moderate        Aggressive
                                                           Stable            Asset         Asset         Asset           Equity
                                                            Value          Allocation    Allocation    Allocation         Index
                                               Total         Fund            Fund           Fund          Fund           Fund
                                            -----------    -----------    -----------    -----------    -----------    -----------
Increase in Assets:
   Contributions:
      Employer                              $    38,672    $       350    $      --      $      --      $      --      $      --
      Employee                                  117,000         61,243          1,027          5,376          2,270         34,307
                                            -----------    -----------    -----------    -----------    -----------    -----------
                                                155,672         61,593          1,027          5,376          2,270         34,307

   Interest and Dividend Income                  71,550         42,776             (9)           (47)           (17)            13
   Net Appreciation (Depreciation)
      in Fair Market Value of Assets            217,853           --            1,776          8,390          2,641        101,723
                                            -----------    -----------    -----------    -----------    -----------    -----------
                                                289,403         42,776          1,767          8,343          2,624        101,736
Decrease in Assets:
   Benefits Paid to Participants
      or Their Beneficiaries                    104,377         55,553            624          2,118            702         16,633
   Administrative Expenses                          595            410           --             --             --              173
                                            -----------    -----------    -----------    -----------    -----------    -----------
                                                104,972         55,963            624          2,118            702         16,806
Transfers:
   Transfers Between Plans                         --             --             --             --             --             --
   Transfers Between Funds                         --          (48,549)         6,977          6,446          1,813         42,872
   Loan Transfers To or From Plan                  --             --             --             --             --             --
   Loans to Participants                           --          (25,459)          (212)        (1,264)          (491)       (13,612)
   Loan Repayments:
      Principal                                    --           24,568            244          1,114            574         10,384
      Interest                                     --            4,524             43            188            100          1,967
                                            -----------    -----------    -----------    -----------    -----------    -----------
                                                   --          (44,916)         7,052          6,484          1,996         41,611

                                            -----------    -----------    -----------    -----------    -----------    -----------
Increase (Decrease) in Assets During Year       340,103          3,490          9,222         18,085          6,188        160,848

Net Assets at Beginning of Year               1,625,363        667,398          7,372         35,058         12,746        289,900
                                            -----------    -----------    -----------    -----------    -----------    -----------

Net Assets at End of Year                   $ 1,965,466    $   670,888    $    16,594    $    53,143    $    18,934    $   450,748
                                            ===========    ===========    ===========    ===========    ===========    ===========

THE GOODYEAR TIRE & RUBBER COMPANY
MASTER TRUST
STATEMENT OF CHANGES IN NET ASSETS, WITH FUND INFORMATION
-----------------------------------------------------------------------------------------------------------------


(Dollars in Thousands)                            For the Year Ended December 31, 1997
                                           -----------------------------------------------------------------------
                                                                  Fund Information
                                           -----------------------------------------------------------------------
                                                S&P 500        Large         Small     International
                                            Capitalization Capitalization    Stock        Company
                                                  Equity      Equity         Equity         Stock            Loan
                                                 Fund         Fund           Fund           Fund             Fund
                                             -----------    -----------    -----------    -----------    -----------
Increase in Assets:
   Contributions:
      Employer                               $      --      $      --      $      --      $    38,322    $      --
      Employee                                     4,097          5,915          2,765           --             --
                                             -----------    -----------    -----------    -----------    -----------
                                                   4,097          5,915          2,765         38,322           --

   Interest and Dividend Income                    8,601          2,641            762          9,577          7,253
   Net Appreciation (Depreciation)
      in Fair Market Value of Assets              (2,607)         3,719            531        101,680           --
                                             -----------    -----------    -----------    -----------    -----------
                                                   5,994          6,360          1,293        111,257          7,253
Decrease in Assets:
   Benefits Paid to Participants
      or Their Beneficiaries                         803          1,686            568         25,690           --
   Administrative Expenses                          --             --             --               12           --
                                             -----------    -----------    -----------    -----------    -----------
                                                     803          1,686            568         25,702           --
Transfers:
   Transfers Between Plans                          --             --             --             --             --
   Transfers Between Funds                         7,741          6,469          4,792        (28,561)          --
   Loan Transfers To or From Plan                   --             --             --             --             --
   Loans to Participants                          (1,256)        (1,666)          (565)          --           44,525
   Loan Repayments:
      Principal                                      972          1,391            501           --          (39,748)
      Interest                                       192            269             89           --           (7,372)
                                             -----------    -----------    -----------    -----------    -----------
                                                   7,649          6,463          4,817        (28,561)        (2,595)

                                             -----------    -----------    -----------    -----------    -----------
Increase (Decrease) in Assets During Year         16,937         17,052          8,307         95,316          4,658

Net Assets at Beginning of Year                   25,610         45,714         17,035        443,356         81,174
                                             -----------    -----------    -----------    -----------    -----------

Net Assets at End of Year                    $    42,547    $    62,766    $    25,342    $   538,672    $    85,832
                                             ===========    ===========    ===========    ===========    ===========

THE GOODYEAR TIRE & RUBBER COMPANY
MASTER TRUST
STATEMENT OF CHANGES IN NET ASSETS, WITH FUND INFORMATION
------------------------------------------------------------------------------------------------------------------------------------


(Dollars in Thousands)                                                           For the Year Ended December 31, 1996
                                            ----------------------------------------------------------------------------------------
                                                                                      Fund Information
                                                             -----------------------------------------------------------------------
                                                                         Conservative    Moderate       Aggressive    S&P 500
                                                             Stable         Asset         Asset           Asset        Equity
                                                             Value        Allocation     Allocation     Allocation      Index
                                              Total           Fund           Fund           Fund           Fund          Fund
                                            -----------    -----------    -----------    -----------    -----------    -----------
Increase in Assets:
   Contributions:
      Employer                              $    37,939    $       306    $      --      $      --      $      --      $      --
      Employee                                  113,952         68,429            666          4,966          1,628         30,665
                                            -----------    -----------    -----------    -----------    -----------    -----------
                                                151,891         68,735            666          4,966          1,628         30,665

   Interest and Dividend Income                  55,195         38,334              7             32             10            448
   Net Appreciation (Depreciation)
      in Fair Market Value of Assets            117,457            246            516          3,807          1,165         49,982
                                            -----------    -----------    -----------    -----------    -----------    -----------
                                                172,652         38,580            523          3,839          1,175         50,430
Decrease in Assets:
   Benefits Paid to Participants
      or Their Beneficiaries                     63,857         35,330            171          1,039            289          7,217
   Administrative Expenses                        1,694          1,077           --             --             --              389
                                            -----------    -----------    -----------    -----------    -----------    -----------
                                                 65,551         36,407            171          1,039            289          7,606
Transfers:
   Transfers Between Plans                         --             --             --             --             --             --
   Transfers Between Funds                         --          (48,299)         6,349          8,568         10,270          9,530
   Loan Transfers To or From Plan                  --                1           --               (1)          --               (1)
   Loans to Participants                           --          (45,793)          (153)        (1,258)          (413)       (15,397)
   Loan Repayments:
      Principal                                    --           16,441            133            671            312          6,001
      Interest                                     --            3,923             25            140             63          1,359
                                            -----------    -----------    -----------    -----------    -----------    -----------
                                                   --          (73,727)         6,354          8,120         10,232          1,492

                                            -----------    -----------    -----------    -----------    -----------    -----------
Increase (Decrease) in Assets During Year       258,992         (2,819)         7,372         15,886         12,746         74,981

Net Assets at Beginning of Year               1,366,371        670,217           --           19,172           --          214,919
                                            -----------    -----------    -----------    -----------    -----------    -----------

Net Assets at End of Year                   $ 1,625,363    $   667,398    $     7,372    $    35,058    $    12,746    $   289,900
                                            ===========    ===========    ===========    ===========    ===========    ===========




(Dollars in Thousands)                                      For the Year Ended December 31, 1996
                                           --------------------------------------------------------------------------------------
                                                      Fund Information
                                           ---------------------------------------------------------------------------------------
                                                Large          Small        International
                                             Capitalization  Capitalization     Stock         Company
                                                Equity         Equity          Equity          Stock           Loan
                                                 Fund            Fund           Fund            Fund           Fund
                                               -----------    -----------    -----------    -----------    -----------
Increase in Assets:
   Contributions:
      Employer                                 $      --      $      --      $      --      $    37,633    $      --
      Employee                                       2,793          3,231          1,574           --             --
                                               -----------    -----------    -----------    -----------    -----------
                                                     2,793          3,231          1,574         37,633           --

   Interest and Dividend Income                         25            182            434          9,806          5,917
   Net Appreciation (Depreciation)
      in Fair Market Value of Assets                 1,726          5,074          1,371         53,570           --
                                               -----------    -----------    -----------    -----------    -----------
                                                     1,751          5,256          1,805         63,376          5,917
Decrease in Assets:
   Benefits Paid to Participants
      or Their Beneficiaries                           284            487            230         18,810           --
   Administrative Expenses                            --             --             --              228           --
                                               -----------    -----------    -----------    -----------    -----------
                                                       284            487            230         19,038           --
Transfers:
   Transfers Between Plans                            --             --             --             --             --
   Transfers Between Funds                          21,622         38,117         13,943        (60,100)          --
   Loan Transfers To or From Plan                        1           --             --             --             --
   Loans to Participants                              (977)        (1,161)          (350)          --           65,502
   Loan Repayments:
      Principal                                        589            633            247           --          (25,027)
      Interest                                         115            125             46           --           (5,796)
                                               -----------    -----------    -----------    -----------    -----------
                                                    21,350         37,714         13,886        (60,100)        34,679

                                               -----------    -----------    -----------    -----------    -----------
Increase (Decrease) in Assets During Year           25,610         45,714         17,035         21,871         40,596

Net Assets at Beginning of Year                       --             --             --          421,485         40,578
                                               -----------    -----------    -----------    -----------    -----------

Net Assets at End of Year                      $    25,610    $    45,714    $    17,035    $   443,356    $    81,174
                                               ===========    ===========    ===========    ===========    ===========


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